Exhibit 99.1

99.1	RADA reports it will present at the Cowen 41st Annual Aerospace, Defense & Industrials Conference

As previously announced, RADA Electronic Industries Ltd. (the “Company”) will present at the Cowen 41st Annual Aerospace, Defense & Industrials Conference, at the Lotte New York Palace in New York.

RADA’s CEO, Mr. Dov Sella, is scheduled to present on February 13, 2020.

A copy of the presentation slides, to be used during the presentation, is furnished as Exhibit 99.2 to this Report on Form 6-K.

The information in this Report on Form 6-K, including Exhibit 99.2, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.